SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E   13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                                SCANSOURCE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    806037107
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                                 (CUSIP Number)

                                 Copy to: Stephen A. Cohen, Esq.
Eli Oxenhorn                              Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                          750 Lexington Avenue
Roslyn Estates, New York                  New York, New York 10022
Telephone (516) 625-7005                  Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 23, 1998
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




CUSIP
No.      80637107                      13D

================================================================================
 1 |  Names of Reporting Persons
   |  I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                                       Eli Oxenhorn
   |
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 2 |  Check the Appropriate Box if a Member of a Group*                  (a) |_|
   |
   |                                                                     (b) |_|
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 3 |  SEC Use Only
   |
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 4 |  Source of Funds*     PF, OO
   |
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 5 |  Check Box if Disclosure of Legal Proceedings is Required               |_|
   |
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 6 |  Citizenship or Place of Organization                         United States
   |
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                   | 7  |  Sole Voting Power
                   |    |         190,000 shares                            3.9%
   Number of       |------------------------------------------------------------
    Shares         | 8  |  Shared Voting Power
 Beneficially      |    |         0 shares                                    0%
   Owned By        |------------------------------------------------------------
     Each          | 9  |  Sole Dispositive Power
  Reporting        |    |         190,000 shares                            3.9%
    Person         |------------------------------------------------------------
     With          | 10 |  Shared Dispositive Power
                   |    |         0 shares                                    0%
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11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                                       190,000 shares

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12        Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
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13        Percent of Class Represented by Amount in Row (11)
                                                                            3.9%

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14        Type of Reporting Person*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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






         This statement, dated March 23, 1998, constitutes Amendment No. 3 to the Schedule 13D, dated March 18, 1994, regarding the reporting person's ownership of certain securities of ScanSource, Inc. (the "Issuer").

         Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

          This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 5.  Interests in Securities of Issuer.

                  (a) The following list sets forth the aggregate number and percentage (based on 4,817,583 shares of Common Stock outstanding as of December 31, 1997, as reported by the Issuer in its Form 10-Q for the period ending December 31, 1997) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of March 23, 1998:

                                 Shares of               Percentage of Shares
                               Common Stock                 of Common Stock
Name                        Beneficially Owned            Beneficially Owned
----                        ------------------            ------------------
Eli Oxenhorn                     190,000(2)                      3.9%


                  (b) Eli Oxenhorn has sole power to vote and to dispose of 140,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant, representing approximately 3.9% of the outstanding Common Stock.

                  (c) Not applicable.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e) Effective upon the issuance of approximately 1,400,000 shares of Common Stock by the Issuer in October 1997, the reporting person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

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(2) Includes 50,000 shares of Common Stock issuable upon the exercise of the
Rev-Wood Warrant.


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


                                    Signature

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: March 27, 1998


                                                   By: /s/ Eli Oxenhorn
                                                       -------------------------
                                                       Eli Oxenhorn






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